

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 21, 2006

Mr. Steven Kass
Chief Financial Officer
Tofutti Brands Inc.
50 Jackson Drive
Cranford, New Jersey 07016

> **Re: Tofutti Brands Inc.**
> **Form 10-KSB/A for Fiscal Year Ended January 01, 2005**
> **Filed January 20, 2006**
> **Form 10-QSB/A for Thirty Nine Weeks Ended October 01, 2005**
> **Filed January 20, 2006**
> **Response Letters Dated January 20 and January 31, 2006**
> **File No. 001-09009**

Dear Mr. Kass:

      We have reviewed your filings and response letters and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended January 01, 2005, filed January 20, 2006

General

1.   We do not believe the revisions you have made to your measures of gross profit in conjunction with the reclassification of freight-out costs that have been necessary to comply with the guidance in EITF 00-10 are appropriately characterized as "sufficiently inconsequential," as that term is used in paragraph 69 of AU Section

9508. We believe the clarifying language in footnote 5 of that guidance would apply under the circumstances. Please eliminate language within the explanatory notes included in the forepart of your amendments indicating that the revisions do not constitute a restatement to the previously reported financial statements. Also remove references to our review process that suggest reliance on the SEC and indicate that management is not taking full responsibility for correcting the financial statements.

Financial Statements

2.   We understand that Wiss & Company, LLP was registered with the PCAOB when you filed your Form 10-KSB on April 8, 2005, but was not registered at the time of filing your recent amendment. Under these circumstances, and assuming that your current auditors are willing to accept responsibility for auditing the adjustments to earlier periods, you should include a legend at the top of the Wiss & Company report, explaining that the report is a copy of the original report on the financial statements before the restatement of gross profit, although corrected to make reference to the PCAOB, and that it has not been reissued because Wiss & Company is no longer registered with the PCAOB and has ceased business with respect to public companies (i.e. it no longer provides audit services to public companies for purposes of meeting their reporting obligations in the United States), if true. Likewise, given the change in registered status, it is no longer appropriate for Wiss & Company to provide consents for the incorporation of their audit reports into other filings. If your current auditors conduct a complete reaudit of 2003, the Wiss & Company report should be replaced.

3.   Please include error correction disclosures, reconciling the "as previously reported" amounts for gross profit to the "restated" amounts, along with your explanation of the changes that were necessary to comply with EITF 00-10. Additionally, the line item and column labels relating to amounts that have been corrected in your financial statements should include the "restated" parenthetical notation. Please ensure that such labeling is consistent throughout your documents.

4.   We note that there has been no change in the dating of the audit report, and no explanatory language added to address the restatement necessary to correct the measure of gross profit, as would ordinarily be required under AU Sections 530.05 and 420.12. Further, if your current auditors are engaged to audit the revisions to the prior year financial statements, the audit report should include the language specified in AU Section 9508.62 and 63. Please ask your auditors to consult this guidance, and to advise us of their position pertinent to the reissuance of their March 30, 2005 audit report, which will be necessary upon filing your amendment.

5.   Please amend each of your three interim reports on Form 10-QSB that were filed subsequent to your annual report on Form 10-KSB to provide the additional disclosures specified above. Please ensure that you include information about changes in your measures of gross profit for each quarterly period and cumulative period, and the corresponding interim periods of the preceding fiscal year.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief

cc: Mr. Steve J. Glusband – External Counsel